EXHIBIT   2.1

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The annual general and special meeting of shareholders of Minco Mining & Metals Corporation (the “Company”) was held on June 27, 2006 at 2:30 p.m. in Vancouver, B.C.

Represented at the meeting in person or by proxy was one hundred and seventy-one (171) shareholders holding a total of 20,672,541 common shares representing 52.26% of the issued and outstanding capital of the Company.

The following briefly describes the matters voted on and the outcome of the votes at the meeting.

Election of Directors – All of the current board members with the exception of Robert Gayton stood for re-election were approved.  The board members currently consists of:  Ken Z. Cai, William Meyer, Robert Callander and Heinz Frey.

Appointment of Auditors - Ernst & Young, LLP as appointed the Company’s independent auditors and the directors were authorized to fix the remuneration of the auditors.

Common Shares – Shareholders approved an ordinary resolution the grant of authority to the board of directors to reserve for issuance in excess of the Company’s issued and outstanding common shares to facilitate new acquisitions and financings during the ensuing year.

Ratification of Directors – Shareholders approved an ordinary resolution to ratify, approve and confirm the actions, deeds and conduct of the directors and officers taken on behalf of the Company since the Company’s incorporation.

MINCO MINING & METALS CORPORATION

“Brigitte M. McArthur”

Corporate Secretary

Dated:

 June 27, 2006

1980 – 1055 W. Hastings St., Vancouver, BC  Canada  V6E 2E9

Tel: (604)688-8002 Fax: (604)688-8030 Toll Free: (888)288-8288

E-mail: info@mincomining.com Website: www.mincomining.com